Exhibit 4

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
DENISON ANNOUNCES DRILLING AT WHEELER RIVER
INTERSECTS 38.5% eU3O8 OVER 8.4 METRES AND EXPANDS
PHOENIX ZONE A DEPOSIT
Toronto, ON — August 2, 2011... Denison Mines Corp. (TSX:DML) (NYSE AMEX:DNN) (“Denison” or the “Company”) is pleased to report that the ongoing summer drill program at the Wheeler River Project in the Athabasca Basin of northern Saskatchewan has expanded the previously known uranium mineralization of the Phoenix Zone A deposit.
A total of 22 holes for approximately 12,000 metres has been drilled to date this summer with the major focus of the program being to add to the existing mineral resource estimates at Zone A.
Zone A Drilling
In Zone A, fourteen holes totalling 6,646 metres have been completed to date and have returned positive results along the eastern margin of the northern part of the zone (see attached map).
In particular, holes WR-405 and WR-403 intersected high grade mineralization outside the margin of the previously recognized Zone A mineralization. Hole WR-405 cut high grade unconformity mineralization, totalling 15.26% eU3O8 over 2.3 metres, while WR-403 which is located 25 metres northeast of WR-405 intersected two zones of strong mineralization. The first zone straddled the unconformity and yielded 14.71% eU3O8 over 5.8 metres, while the second zone intersected 9.2 metres averaging 9.85% eU3O8. The second lower zone occurred 7.5 metres below the unconformity and is associated with strong clay replacement. Drill results indicate that this mineralization is currently open to the north and east and will be a focus of this summer’s remaining drill program.
The best intersection from this summer’s drilling was an infill hole, WR-401, which is a fence hole, 10 metres west from previously drilled WR-318 (7.7% U3O8 over 10.5 metres). WR-401 intersected high grade mineralization straddling the unconformity and the interval included a zone of massive pitchblende from 411.3 to 414.0 metres. The mineralized interval totalled 38.5% eU3O8 over 8.4 metres starting at 404.55 metres depth.

The results from the fourteen A Zone holes completed this summer are shown below.
Phoenix Zone A Deposit Summer Drill Results

					GT	Cut-off
	From	To	Interval	Probe Grade	grade x	Grade
Hole #	(m)	(m)	(m)	(%eU3O8)	thickness	(%eU3O8)
WR-389*	403.85	405.05	1.2	0.37	0.45	0.05

WR-392*	406.45	407.75	1.3	1.30	1.69	0.05

WR-393	406.35	407.05	0.7	0.11	0.08	0.05

WR-395*	399.25	404.45	5.2	0.62	3.21	0.05

WR-396*	396.75	397.35	0.6	0.06	0.04	0.05

WR-397	No significant results

WR-399*	403.05	405.65	2.6	2.28	5.92	0.05

WR-400	No significant results

WR-401	404.55	412.95	8.4	38.50	323.3	1.00

WR-402	403.25	404.85	1.6	7.46	11.9	1.00

WR-403	394.95	400.75	5.8	14.71	85.3	1.00

And	402.5	411.25	9.2	9.85	90.7	1.00

WR-404	413.45	415.25	1.8	5.54	9.97	1.00

WR-405*	392.65	394.95	2.3	15.26	35.1	1.00

WR-407	No significant results

*	Multiple intersections, only highest listed.
The foregoing drill results are measured using downhole geophysical probes which measure natural gamma radiation, from which an indirect estimate of uranium content can be made. The result is referred to as “eU3O8” for “equivalent U3O8”.

DENISON MINES
DENISON MINES CORP.
WHEELER RIVER PROPERTY
PHOENIX URANIUM DISCOVERY
Denison 60% Cameco 30% JCU 10%
• Only the highest grade intersections are shown where drill holes have more than one mineralized interval, except WR-403.
• Reported results using downhole probe equivalent grade..
• This map only shows results of drilling for the 2011 summer program. Please refer to Denison's website for all prior results.
• Grade x Thickness contours based on results to hole WR-405 and WR-407 of the summer program.
• To accompany press release dated August 2, 2011
Uranium Intersection
Zone A (Nov 17, 2010)
Indicated 89,900 t @ 18.0% U_3O_8
35,638,000 lbs. U_3O_8
WR-393
0.11%eU_3O_8/0.7m
WR-396
0.06%eU_3O_8/0.6m
WR-403
14.71%eU_3O_8/5.8m
and
9.85%eU_3O_8/9.2m
WR-405
15.26%eU_3O_8/2.3m
WR-404
5.54%eU_3O_8/1.8m
WR-401
38.50%eU_3O_8/8.4m
WR-399
2.28%eU_3O_8/2.6m
WR-392
1.30%eU_3O_8/1.3m
WR-402
7.46%eU_3O_8/1.6m
WR-389
0.37%eU_3O_8/1.2m
WR-395
0.62%eU_3O_8/5.2m
398.107
158.489
63.096
25.000
10.000
3.981
1.585
0.631
0.251
0.100
0.040
0.016
0.006
0.003
0.001
0.000
grade*thickness
(%U_3O_8(%eU_3O_8)*m)
drill hole collar and trace
pelite
graphitic pelite
garnetiferous pelite
semipelite
quartzite
WS thrust fault
WS hangingwall fault
cross fault
Zone A
Zone B
Zone C
Zone D
0
200m
400m

Zones C and D Drilling
Additional drill holes also targeted Phoenix structure/stratigraphy and resistivity anomalies approximately two kilometres southwest of Zone C, as well as the Rea Zone located north of Zone D. While this drilling to date has not located additional mineralization, several of these first pass holes will require additional targeting to follow up encouraging structure and alteration.
Joint Venture Participants
Denison is the operator and holds a 60% interest in the Wheeler River Property. Cameco Corporation holds a 30% interest and JCU (Canada) Exploration Company, Limited holds the remaining 10% interest. All previous and current drill results from the Phoenix deposit have been tabulated and are presented on Denison’s website at www.denisonmines.com.

Qualified Person
The technical information contained in this press release related to the above described exploration activities is under the supervision of Lawson Forand, Denison’s Exploration Manager, Saskatchewan, who is a Qualified Person in accordance with the requirements of National Instrument 43-101. All drill holes reported in this release were drilled at either -80 or -90 degrees and while the exact attitude of the mineralization remains uncertain, it is believed, at this time that the mineralized intervals represent near true widths. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 28, 2011 filed under the Company’s profile on the SEDAR website.
About Denison
Denison Mines Corp. is an intermediate uranium producer with production in the U.S., combined with a diversified development portfolio of projects in the U.S., Canada, Zambia and Mongolia. Denison’s assets include its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. Denison owns interests in world-class exploration projects in the Athabasca Basin in Saskatchewan, including its flagship project at Wheeler River, and in the southwestern United States, Mongolia and Zambia. Denison is the manager of Uranium Participation Corporation (TSX-U), a publicly traded company which invests in uranium in concentrates and uranium hexafluoride.
For more information, please contact

Ron Hochstein	(416) 979-1991 Extension 232
President and Chief Executive Officer

Jim Anderson	(416) 979-1991 Extension 372
Executive Vice President and CFO
Cautionary Statements Regarding Forward Looking Information
Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; estimates regarding Denison’s uranium and vanadium production levels and sales volumes; capital expenditure programs, estimated production costs, exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves and resources through acquisitions and development; and receipt of regulatory approvals, permits and licences and treatment under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 28, 2011, available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov, as well as the following: global financial conditions, the market price of Denison’s securities, volatility in market prices for uranium and vanadium; ability to access capital, changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources and production; uncertainty as to reclamation and decommissioning liabilities; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; public resistance to the expansion of nuclear energy and uranium mining; uranium industry competition and international trade restrictions; incorrect assessments of the value of acquisitions; geological, technical and processing problems; the ability of Denison to meet its obligations to its creditors; actions taken by regulatory authorities with respect to mining activities; the potential influence of or reliance upon its business partners, and the adequacy of insurance coverage.
Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This press release may use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.